UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

(RULE 14D-100)

Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 4)

TOBIRA THERAPEUTICS, INC.

(Name of Subject Company)

SAPPHIRE ACQUISITION CORP.

(Offeror)

A Wholly Owned Subsidiary of

ALLERGAN HOLDCO US, INC.

(Offeror)

An Indirect Wholly Owned Subsidiary of

ALLERGAN plc

(Offeror)

(Names of Filing Persons)

COMMON STOCK, $0.001 PAR VALUE

(Title of Class of Securities)

88883P 10 1

(CUSIP Number of Class of Securities)

A. Robert D. Bailey, Esq.

Allergan plc

Chief Legal Officer and Corporate Secretary

Clonshaugh Business and Technology Park

Coolock, Dublin, D17 E400, Ireland

(862) 261-7000

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

with copies to:

Andrew Ment, Esq.

Covington & Burling LLP

The New York Times Building

620 Eighth Avenue

New York, NY 10018-1045

(212) 841-1000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$807,785,467.70	$93,622.34

*	Estimated for purposes of calculating the filing fee only. The transaction valuation was calculated as the product of (i) $39.70, the average of the high and low sales prices per share of Tobira Therapeutics, Inc. (“Tobira”) common stock on September 30, 2016, as reported by NASDAQ, and (ii) 20,347,241, the number of shares of Tobira common stock estimated to be outstanding immediately prior to the consummation of the offer and the merger (which includes shares of Tobira common stock that may become outstanding as a result of exercise of vested options and exercise of Tobira’s outstanding warrants, in each case, that have exercise prices of $39.70 or less).
**	The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 1 for Fiscal Year 2017, issued August 31, 2016, by multiplying the Transaction Valuation by 0.00011590.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $195,538.85	Filing Party: Sapphire Acquisition Corp.,
Allergan Holdco US, Inc. and Allergan plc
Form or Registration No.: Schedule TO	Date Filed: October 3, 2016

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☒

This Amendment No. 4 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO filed by Sapphire Acquisition Corp., a Delaware corporation (“Purchaser”), a wholly owned subsidiary of Allergan Holdco US, Inc., a Delaware corporation (“Parent”), and an indirect wholly owned subsidiary of Allergan plc, an Irish public limited company (“Allergan”), with the Securities and Exchange Commission on October 3, 2016 (together with any subsequent amendments and supplements thereto, including this Amendment, the “Schedule TO”). The Schedule TO relates to the tender offer by Purchaser for all of the outstanding shares of common stock, par value $0.001 per share (“Shares”), of Tobira Therapeutics, Inc., a Delaware corporation (“Tobira”), at a price of (x) $28.35 per share, net to the seller in cash, without interest and less any applicable withholding taxes, plus (y) one contractual contingent value right per Share, which represents the right to receive contingent payments of up to $49.84 in cash in the aggregate, if any, if certain specified milestones are achieved, upon the terms and subject to the conditions set forth in the offer to purchase dated October 3, 2016 (the “Offer to Purchase”), a copy of which is attached as Exhibit (a)(1)(A), and in the related letter of transmittal (the “Letter of Transmittal”), a copy of which is attached as Exhibit (a)(1)(B), which, as each has been and may be amended or supplemented from time to time, collectively constitute the “Offer”.

All the information set forth in the Offer to Purchase, including Schedule I thereto, is incorporated by reference herein in response to Items 1 through 9 and Item 11 of this Schedule TO, and is supplemented by the information specifically provided in this Amendment.

Capitalized terms used but not defined in this Amendment shall have the meanings assigned to such terms in the Schedule TO.

Items 1 through 9 and Item 11.

The Offer to Purchase and Items 1 through 9 and Item 11 of the Schedule TO, to the extent such Items incorporate by reference the information contained in the Offer to Purchase, are hereby amended and supplemented as follows:

“The Offer and withdrawal rights expired as scheduled at the end of the day, one minute after 11:59 P.M. Eastern Time, on October 31, 2016. The Offer was not extended. The Depositary has advised that, as of the expiration of the Offer, 17,466,213 Shares, representing approximately 92.2 percent of the Shares issued and outstanding as of the expiration of the Offer, had been validly tendered and not validly withdrawn pursuant to the Offer. In addition, Notices of Guaranteed Delivery had been delivered for 438,041 Shares, representing approximately 2.3 percent of the Shares issued and outstanding as of the expiration of the Offer. The number of Shares tendered (excluding Shares delivered pursuant to Notices of Guaranteed Delivery) satisfies the Minimum Condition. As the Minimum Condition and each of the other conditions of the Offer have been satisfied, Purchaser has accepted for payment all Shares that were validly tendered and not validly withdrawn pursuant to the Offer.

Following expiration of the Offer and acceptance for payment of the Shares, Parent intends to complete its acquisition of Tobira later today by consummating the Merger without a vote of the stockholders of Tobira in accordance with Section 251(h) of the DGCL, with Tobira continuing as the Surviving Corporation in the Merger and thereby becoming a wholly owned subsidiary of Parent. In the Merger, each Share outstanding immediately prior to the effective time of the Merger (other than Shares held (i) in the treasury of Tobira or by Parent, Purchaser or any of Parent’s other subsidiaries, which Shares will be cancelled and will cease to exist or (ii) by stockholders who validly exercise appraisal rights under Delaware law with respect to such Shares) will be automatically cancelled and converted into the right to receive (a) $28.35 per Share, net to the seller in cash, without interest and less any applicable withholding taxes, plus (b) one non-transferable contractual contingent value right per Share, which represents the right to receive contingent payments of up to $49.84 in cash in the aggregate, if any, if certain specified milestones are achieved. As a result of the Merger, Tobira will cease to be a publicly traded company and the Shares will no longer be listed on The NASDAQ Stock Market.

On November 1, 2016, Allergan issued a press release announcing the expiration and results of the Offer and the intention to consummate the Merger. The press release is attached as Exhibit (a)(1)(K) hereto, and is incorporated herein by reference.”

Item 12. Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibit:

(a)(1)(K) Press Release issued by Allergan plc on November 1, 2016.

SIGNATURES

After due inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: November 1, 2016

ALLERGAN HOLDCO US, INC.

By:	/s/ Matthew Brady
Name:	Matthew Brady
Title:	Secretary

SAPPHIRE ACQUISITION CORP.

By:	/s/ Sigurd Kirk
Name:	Sigurd Kirk
Title:	Vice President

ALLERGAN PLC

By:	/s/ A. Robert D. Bailey
Name:	A. Robert D. Bailey
Title:	Chief Legal Officer and Corporate Secretary

EXHIBIT INDEX

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase, dated October 3, 2016.*

(a)(1)(B)	Letter of Transmittal.*

(a)(1)(C)	Notice of Guaranteed Delivery.*

(a)(1)(D)	Letter from the Information Agent to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(E)	Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(F)	Joint Press Release issued by Allergan plc and Tobira Therapeutics, Inc. on September 20, 2016 (incorporated by reference to Exhibit 99.2 to the Current Report on Form 8-K filed by Allergan plc with the Securities and Exchange Commission on September 20, 2016).*

(a)(1)(G)	Press Release issued by Allergan plc, dated September 20, 2016 (incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed by Allergan plc with the Securities and Exchange Commission on September 20, 2016).*

(a)(1)(H)	Copy of Allergan Presentation for Investor/Analyst Conference Call, dated September 21, 2016 (incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed by Allergan plc with the Securities and Exchange Commission on September 21, 2016).*

(a)(1)(I)	Summary Advertisement as published in The Wall Street Journal on October 3, 2016.*

(a)(1)(J)	Press Release issued by Allergan plc on October 19, 2016.*

(a)(1)(K)	Press Release issued by Allergan plc on November 1, 2016.

(d)(1)	Agreement and Plan of Merger, dated as of September 19, 2016, by and among Sapphire Acquisition Corp., Allergan Holdco US, Inc. and Tobira Therapeutics, Inc. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Tobira Therapeutics, Inc. with the Securities and Exchange Commission on September 20, 2016).*

(d)(2)	Confidential Disclosure Agreement, dated August 1, 2016, by and between Tobira Therapeutics, Inc. and Allergan, Inc.*

(d)(3)	Tender and Support Agreement, dated September 19, 2016, by and among Allergan Holdco US, Inc., Sapphire Acquisition Corp. and each of the persons set forth on Schedule A thereto (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by Allergan plc with the Securities and Exchange Commission on September 20, 2016).*

(d)(4)	Form of Contingent Value Rights Agreement (incorporated by reference to Annex II to Exhibit 2.1 to the Current Report on Form 8-K filed by Tobira Therapeutics, Inc. with the Securities and Exchange Commission on September 20, 2016).*

(g)	None.

(h)	None.

*	Previously filed.